Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 8 DATED JULY 12, 2022
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value (“NAV”) Per Share as of June 30, 2022;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On July 12, 2022, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $13.87 as of June 30, 2022. As described in our Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price of our common shares will be adjusted to $13.87 per share, beginning on the date of this announcement (July 12, 2022) and will be effective until updated by us on September 30, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2022. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share as of June 30, 2022 increased by $0.03 since March 31, 2022, primarily driven by an increase in the third party valuation of our mortgage loan on Southern Dairies (the “Property”).
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies of $50.8 million reflects a $1.6 million or 3.3% increase in the asset's gross value compared to the prior quarter-end valuation of $49.2 million.1 The increase in real estate value is primarily due to capital spent at the Property during the quarter-ended June 30, 2022 and therefore had minimal impact on the Fund’s NAV.
(b)Debt Valuation - The majority of our mortgage loan on the Property bears a fixed interest rate of 2.683% for the 5-year term.2,3 When market interest rates fall during a given quarter, our debt valuation has a negative impact on our NAV. When market rates rise in a given quarter, our debt valuation has a positive impact on our NAV. As a result of rising market interest rates, our debt valuation had an approximate $286,000 positive impact on our NAV compared to the quarter-ended March 31, 2022.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of June 30, 2022, we had raised public offering proceeds of $5,690,460 and had issued 550,279 shares of our common shares in the public offering. In total, we have raised $11,191,460 in offering proceeds and issued 1,100,379 shares of our common shares through both the private placement and the public offering, excluding any units redeemed.
1 Shown at 100% property level. Jamestown Invest 1, LLC owns a 51% interest in the Property.
2 Our total outstanding principal balance of debt is $25,817,000 (100% property level), or $13,166,670 at our 51% ownership share as of June 30, 2022. Accordingly, our portfolio leverage ratio is 44.0% as of June 30, 2022 (calculated as our share of outstanding debt of $13,166,670 divided by our share of gross asset value of $29,915,783).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $4,577,000 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.80% based on rates as of June 30, 2022.

The terms of the public offering indicate that the public offering will terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Fund Offering
Since the acquisition of the Property, the Manager has repositioned the asset and substantially completed a value-add business plan that brought the property to 100% occupancy with a weighted average lease term of 7.5 years and increased average rents from approximately $23 per square foot to $40 per square foot, as of June 30, 2022. The Manager believes the Fund has sufficient cash to complete the remaining portion of the business plan and therefore will stop accepting new investments as of the date of this announcement (July 12, 2022). The Company anticipates terminating the Offering on or around August 1, 2022.

Additionally, the Manager has decided not to pursue an additional acquisition as the current capital market environment has limited opportunities that meet the required investment criteria. While a sale of the Property is not certain, a sale may result in liquidating the Fund and returning any proceeds to investors.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of June 30, 2022, the Property is 100% leased with a weighted average lease term of 7.5 years. A new tenant (business publications industry) moved into their 5,500 square foot space in April 2022. An additional 25,400 square foot suite has been delivered to a new tenant (live entertainment industry) and they are currently under construction with their employees projected to take occupancy in August 2022.
Collections
The Property continues to collect rents at a strong level, with rent collections of 100% continuing through the quarter-ended June 30, 2022.
Parking Upgrades
Over the last 12 months, the Property yielded approximately $152,000 in total parking revenue. Increased weekend traffic to the Property resulted in a more than 324% increase in transient parking revenue over the first 27 weeks of 2022 compared to the same period in the prior year.
Property Activations

In April 2022 and May 2022 we hosted food trucks at lunchtime on the Property’s south parking lot to serve tenants and residents in the neighborhood. The events were successful and were hosted at no cost to the Property. Additionally, we hosted a Bee Downtown event in May, where tenants dressed up in full beekeeping suits for a hands-on experience with the bees located on-site. The event was well attended.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	7/12/2022

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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